[OMM LETTERHEAD]

March 24, 2011

BY EDGAR AND BY FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Julie F. Rizzo Attorney-Advisor
	Re:	AMC Entertainment Inc. Amendment No. 1 to Registration Statement on Form S-4 File Number 333-171819

Dear Ms. Rizzo:

        Set forth below are the responses of AMC Entertainment Inc., a Delaware corporation (the "Company"), to the comment letter of the staff (the "Staff") with respect to the above referenced registration statement on Form S-4 (the "Registration Statement"). Enclosed herewith is a copy of Amendment No. 2 to the Registration Statement (the "Amendment"), as filed with the Securities and Exchange Commission (the "Commission"), which has been marked to indicate the changes made to Amendment No. 1 to the Registration Statement filed on February 18, 2011. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

        Further to our conversation on Monday, March 7, 2011, we confirm that the Company and AMC Entertainment Holdings, Inc., its indirect parent and the registrant with respect to the registration statement on Form S-1 (File No. 333-168105) ("AMCEH"), are separate legal entities. Upon completion of the initial public offering contemplated by AMCEH's registration statement on Form S-1, the Company will be merged with and into AMCEH, with AMCEH continuing as the surviving entity. Following this merger, AMCEH will change its name to AMC Entertainment Inc.

        For your convenience, we have set forth below the Staff's comments in bold typeface followed by the Company's response thereto. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

Exhibit 5.1

  1.
  We note your response to our prior comment 4. Please have counsel revise to clarify that it is relying upon another counsel's opinion regarding the due authorization, execution and delivery of the indenture and the guarantees of the guarantors incorporated in the states of Arizona, Missouri and Kansas or advise. To the extent necessary, please have local counsel revise its opinions as appropriate to provide for the consent of the reliance on such opinions in Exhibit 5.1.

    In response to the Staff's comment, the Company respectfully advises the Staff that counsel's opinion has been revised to clarify that it is relying upon local counsels' opinions with respect to the legal opinions regarding due authorization, execution and delivery of the indenture and the guarantees of the guarantors incorporated in the states of Arizona, Missouri and Kansas. The Company also respectfully advises the Staff that local counsels' opinions have been revised, to the extent necessary, to provide consent for the reliance on such opinions in counsel's opinion filed as Exhibit 5.1.

Exhibit 5.2(c)

  2.
  Please have counsel update the first paragraph of the opinion to include any future amendments to the S-4 as appropriate.

    In response to the Staff's comment, the Company respectfully advises the Staff that counsel's opinion has been revised to include any future amendments to the S-4 as appropriate.

  3.
  Please have counsel revise the opinion to provide the Certificate of Good Standing of AMCCPS, the certification date of the Articles of Incorporation of AMCCPS and the Corporate Guarantors Secretary's Certificate as of a more recent date.

    In response to the Staff's comment, the Company respectfully advises the Staff that counsel's opinion has been revised to include the Certificate of Good Standing of AMCCPS dated as of March 18, 2011, the certification of the Articles of Incorporation of AMCCPS dated as of March 22, 2011 and a Corporate Guarantors Secretary's Certificate, dated as of March 24, 2011.

  4.
  Counsel may review any documents of its client it believes are necessary to render an opinion. Accordingly, please have counsel revise to state that counsel has examined all other documents as necessary to render its opinion or advise. Additionally, please remove the words "[b]ased solely upon the Certificate of Good Standing" from paragraph 1 on page 1 and the words "based solely upon the Certificate of Delivery" from paragraph 3 on page 2.

    In response to the Staff's comment, the Company respectfully advises the Staff that counsel's opinion has been revised to state that counsel has examined all other documents as necessary to render its opinion and to remove the words "[b]ased solely upon the Certificate of Good Standing" from paragraph 1 on page 1 and the words "based solely upon the Certificate of Delivery" from paragraph 3 on page 2.

  5.
  Please also have counsel revise paragraph 3 on page 2 of the opinion so that it includes an opinion on the Subsidiary Guarantee and not just the Indenture.

    In response to the Staff's comment, the Company respectfully advises the Staff that paragraph 3 on page 2 of the counsel's opinion has been revised to include an opinion as to the Subsidiary Guarantee in addition to the Indenture.

  6.
  Please have counsel remove assumptions (c), (d) and (e) from the first full paragraph on page 2 of the opinion as it is inappropriate for counsel to make these assumptions regarding its own client.

    In response to the Staff's comment, the Company respectfully advises the Staff that counsel's opinion has been revised to remove assumptions (c), (d) and (e) from the first full paragraph on page 2 of the opinion.

Exhibit 5.4(c)

  7.
  Counsel may review any documents of its client it believes are necessary to render an opinion. Accordingly, please have counsel delete the words "[b]ased solely on the Missouri Good Standing Certificate" and the words "[b]ased solely on the Kansas Good Standing Certificate."

    In response to the Staff's comment, the Company respectfully advises the Staff that counsel's opinion has been revised to delete the words "[b]ased solely on the Missouri Good Standing Certificate" and the words "[b]ased solely on the Kansas Good Standing Certificate" from (i) and (ii) on page 2 of the opinion.

  8.
  Please have counsel revise the penultimate paragraph of the opinion to consent to being named in the registration statement.

    In response to the Staff's comment, the Company respectfully advises the Staff that counsel's opinion has been revised to provide consent to being named in the Registration Statement.

  9.
  Please have counsel revise the last sentence of the opinion so that this sentence is as of the effective date of the registration statement and not the date of the "delivery of this letter." Alternatively, please have counsel file the opinion as of the date of effectiveness of the registration statement.

    In response to the Staff's comment, the Company respectfully advises the Staff that the last sentence of counsel's opinion has been removed to delete the reference to the date of delivery of the opinion letter.

        If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at (212) 326-2108.

Sincerely,
/s/ MONICA K. THURMOND Monica K. Thurmond of O'Melveny & Myers LLP
CC:	Securities and Exchange Commission Sonia Bednarowski
AMC Entertainment Inc. Craig R. Ramsey